							EXHIBIT 12
	NORTHWEST NATURAL GAS COMPANY
	Ratio of Earnings to Fixed Charges
	Thousands, except per share amount
	(Unaudited)
						12 Months	Three Months(1)
						Ended	Ended
	Year Ended December 31,					Mar 31,	Mar 31,
	2010	2009	2008	2007	2006	2011	2011
Fixed Charges, as defined:
Interest on Long-Term Debt	$39,198	$37,447	$33,605	$34,294	$34,651	$38,645	$9,281
Other Interest	1,587	1,937	4,022	4,116	4,648	1,747	448
Amortization of Debt Discount and Expense	1,766	1,503	700	711	716	1,751	428
Interest Portion of Rentals	2,130	1,735	1,551	1,523	1,465	2,341	620
Total Fixed Charges, as defined	$44,681	$42,622	$39,878	$40,644	$41,480	$44,484	$10,777
Earnings, as defined:
Net Income	$72,667	$75,122	$69,525	$74,497	$63,415	$69,832	$40,773
Taxes on Income	49,462	46,671	40,678	44,060	36,234	47,280	27,854
Fixed Charges, as above	44,681	42,622	39,878	40,644	41,480	44,484	10,777
Total Earnings, as defined	$166,810	$164,415	$150,081	$159,201	$141,129	$161,596	$79,404
Ratio of Earnings to Fixed Charges	3.73	3.86	3.76	3.92	3.40	3.63	7.37

(1)
A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.